Exhibit 77J (b) to Form N-SAR for
Renaissance Capital Greenwich Funds (the "Funds")


According to the provisions of Statement of Position 93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies," the Funds are required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at September 30, 2003, in the IPO Plus Aftermarket Fund (the "Fund") an entry was recorded to decrease undistributed net investment loss and decrease paid in capital by $301,627.

This reclassification has no impact on the net assets of the Fund and it is designed to present the Fund's accumulated net realized income and gain accounts on a tax basis.